PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                                    EXHIBIT L

                    GUARANTEE OF HEWLETT-PACKARD ISRAEL LTD.


Hewlett-Packard Israel Ltd. (the "Guarantor") hereby guarantees
Technologies Ltd. (the Customer") the full and prompt performance of each and any of the undertakings of HP-OMS (Israel) Ltd. (the "HP-OMS") under the Services Agreement For HP-OMS Operations Services between Customer and HP-OMS, dated October 30, 2003. Guarantor hereby waives its right pursuant to clause 8(1) of the Israeli Law of Guarantee 1967, and expresses its consent that Customer will have the right to enforce the Guarantor's guarantee, without having first to demand from the Customer to fulfill its undertakings, in whole or in part, and without having first to initiate legal proceedings against HP-OMS.


HEWLETT-PACKARD ISRAEL LTD.

By:          /s/ Moshe Lasman

Name:        Moshe Lasman

Title:       HPS Country Manager

Date:        30.10.2003



By:          /s/ Shmuel Blank

Name:        Shmuel Blank

Title:       HP-OMS General Manager

Date:        30.10.2003